Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Receives Regulatory Approvals for Normal Course Issuer Bid

TORONTO, January 28, 2016 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it has received approvals from the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions Canada (OSFI) to proceed with its previously-announced normal course issuer bid through the facilities of the TSX as well as through other alternative Canadian trading systems to purchase, for cancellation, up to 15 million of its common shares commencing February 1, 2016, and ending January 31, 2017.

The maximum number of common shares that may be repurchased under the normal course issuer bid represents approximately 2.3 per cent of the Bank’s ‘public float’ (as such term is defined in the TSX Company Manual) of common shares.

The timing and amount of purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions. The Bank will pay the market price for the shares at the time of acquisition. BMO intends to establish an automatic securities purchase plan under which its broker, BMO Nesbitt Burns Inc., may purchase BMO common shares pursuant to the normal course issuer bid within a defined set of criteria.

There were 643,261,474 Bank of Montreal common shares issued and outstanding as at January 22, 2016, and the public float was 642,603,001 common shares. The average daily trading volume for the 6 months ended December 31, 2015, and the daily maximum number of shares available for purchase, calculated pursuant to the rules of the TSX for the purposes of the bid, were 1,524,804 and 381,201 shares, respectively.

BMO’s current normal course issuer bid commenced on February 1, 2015 and will expire on January 31, 2016. Over the term of the current bid to January 28, 2016, BMO has purchased 5 million of its common shares at an average price of $75.57 per share.

For Media Relations Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Valerie Doucet, Montreal, valerie.doucet@bmo.com, (514) 877-8224

For Investor Relations Enquiries:

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com, (416) 867-7019

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com	Twitter: @BMOmedia